Mr. Seth Udasin
Chief Financial Officer
The Children's Place Retail Stores, Inc.
915 Secaucus Road
Secaucus, New Jersey 07094

May 31, 2002



Dear Mr. Udasin:

We represent that our audit of the financial statements of The Children's Place 401(k) Savings and Investment Plan as of December 31, 2001 and 2000, and for the year ended December 31, 2001, was subject to our quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards, that there was appropriate continuity of Arthur Andersen personnel working on the audit and availability of national office consultation. Availability of Arthur Andersen personnel at foreign affiliates of Arthur Andersen is not relevant to this audit.

This letter and its contents are intended solely for the internal use of The Children's Place Retail Stores Inc. However, The Children's Place Retail Stores, Inc. may reveal to third parties that it has received this letter and describe its contents. This letter is not intended to be and should not be used by anyone other than The Children's Place Retail Stores, Inc.

Very truly yours,


/s/ ARTHUR ANDERSEN LLP